TAN RANGE EXPLORATION CORPORATION

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investors@tanrange.com

News Release - December 20, 2002

Tan Range to Receive Exploration Update From Barrick in New Year

Tan Range Exploration has been advised by Barrick Gold that data from its 2002 exploration programs in the Lake Victoria goldfields of Tanzania will be made available to Tan Range early in the New Year.

In addition, Barrick will be providing Tan Range with an operating budget for the licenses it holds under various agreements in this prolific greenstone belt. In 2003, Tan Range also plans to aggressively explore several properties in the Lake Victoria Goldfields for its own account.

After preliminary investigations, Barrick has relinquished all rights and obligations to eight prospecting licenses that were covered under a December 14, 2001 joint venture agreement between the two companies.

Barrick has elected to retain rights to eleven other properties in the Lake Victoria Goldfields that are subject to royalty agreements with Tan Range. One of these, Itetemia, adjoins Barrick's Bulyanhulu gold mine.

Discussions are well advanced with several mining companies who have expressed interest in negotiating royalty agreements with Tan Range for a significant number of properties held by the Company in the Lake Victoria Greenstone Belt.

On behalf of the Board of Directors

"James Sinclair"
James E. Sinclair
Chairman and CEO

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

TAN RANGE EXPLORATION CORPORATION

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com **email: investors@tanrange.com**

News Release - November 15, 2002

Announcement

It is our pleasure to announce the appointment of Mrs. Victoria Luis as Chief Financial Officer and Corporate Secretary. Mrs. Luis presently serves as a member of the board of directors of Tan Range Exploration. Previous to this Mrs. Luis was the Chief Financial Officer and member of the board of directors of Tanzanian American Development as well as Chief Financial Officer of Sinclair Financial. Prior to her association with TanZam she held various management positions with General Electric Capital Corporation in the fields of Accounting, Acquisition Integration, and Process Improvement. Mrs. Luis earned her Masters of Business Administration with a specialization in Accounting in 1998 and her Bachelors of Science in Finance in 1990.

Pricewaterhouse Coopers LLP has resigned as the Company's auditor and KPMG LLP has been appointed as the Company's auditor commencing October 30, 2002.

There were no reportable events between the Company and the former auditor and there were no reservations contained in the former auditor's report on the annual financial statements for the Company's last two fiscal years ended August 31, 2001 and August 31, 2000.

The resignation of the former auditor was approved by the Company's Board of Directors.

The notice of change of auditor, the letter from the former auditor and the letter from the successor auditor were reviewed by the Company's audit committee and the Company's Board of Directors.

ON BEHALF OF THE BOARD OF DIRECTORS

"James E. Sinclair"

James E. Sinclair, Chairman and CEO

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investors@tanrange.com

News Release - October 30, 2002

Tan Range Discovers Three New Gold Occurrences Within Three Kilometre Structural Trend at Kigosi

The Company is pleased to report that the government of Tanzania has awarded it a new exploration license covering three gold-bearing vein occurrences at Kigosi in the southwestern portion of the prolific Lake Victoria Greenstone Belt.

Two of the three occurrences are located at the north end of a three kilometre long (two mile) northwest trending structure that may be responsible for concentrating the high grade gold values reported at the northern and southern limits of this prominent geological feature.

Field geologists report evidence of old artisanal workings at Luhwaika, one of three gold occurrences identified to date. A thick layer of clay masks at least half the structure, limiting the amount of surface mining that could be done by the artisanal miners.

The licenses in this area now comprise some 650 square kilometres (260 square miles), with the newest one representing a significant addition to the diverse exploration portfolio held by Tan Range in the Lake Victoria Goldfields.

One of the strongest gold occurrences, Luhwaika, returned grab samples ranging from 0.01 to 233 grams (7.5 ounces) gold per tonne. The numerical average for 25 samples taken at this site was 11.8 grams (0.38 ounce) per tonne, while the average excluding the high-grade value (233 grams) was 2.5 grams (0.08 ounce) per tonne. A swarm of narrow veins (stockwork) has been discovered 300 metres away at Luhwaika West, which could represent a bulk tonnage gold deposit target.

Grab samples from Igunda, a shear-hosted, steeply dipping narrow vein occurrence three kilometres southeast of Luhwaika, ranged from 0.02 to 35.6 grams (1.1 ounce) per tonne. Nineteen grab samples from this occurrence returned a numerical average of 3.58 grams (0.12 ounce) per tonne, while the average excluding the high-grade value (35.6 grams) was 1.7 grams (0.05 ounce) per tonne.

The gold values at Igunda are associated with significant copper mineralization — a mode of occurrence that is common to the Bulyanhulu region (Barrick) of Tanzania.

The presence of multiple structural zones at Luhwaika in particular and the strength of the strain fabrics, suggest the existence of a strong mineralizing system with excellent exploration potential that will remain a top priority for the Company in early 2003.

"While the high grade gold values are obviously intriguing, the extent of the gold-bearing structure and the inability of artisanal miners to access vein material below the clay cover, suggests the potential for discovery is high," says Tan Range president, Marek Kreczmer.

"When you're looking for big gold deposits, you need big structures and we certainly have this here. Also, the gold-copper association at Igunda brings to mind deposit models that host large gold producers elsewhere in the world."

"We have an opportunity to enhance the potential of this strategic landholding very quickly and are already receiving positive feedback from other explorers in the region," he adds.

Detailed sample results for Luhwaika and Igunda are listed in the following tables:

Luhwaika Grab Samples	
Sample No.	**Au (grams per tonne)**
C26376	5.19
C26377	9.26
C26378	1.88
C26379	2.85
C26380	0.05
C26381	2.58
C26382	0.71
C26383	0.54
C26384	0.05
C26385	0.01
C26386	0.02
C26387	0.18
C26388	0.14
C26389	233.0
C26390	0.13
C26391	0.24
C26392	0.11
C26393	0.11
C26394	1.0
C26395	9.78
C26396	18.80
C26397	4.90
C26398	4.17
C26399	0.53
C26400	0.12

Igunda Grab Samples		
Sample No.	Au (grams per tonne)	Cu (ppm)
E485	1.93	8
E486	0.05	66
E1084	3.47	56
E1085	0.33	20
E1086	0.02	18
E1087	35.60	22
E1088	4.30	16
E1089	1.75	64
E1090	6.88	20
E1091	0.09	44
E1092	5.28	10
E1093	1.41	14
E1094	0.12	26
E1095	0.05	16
E1096	0.03	12
E1097	0.13	54
E1098	0.06	22
E1099	6.61	60
E1100	0.02	58

Analysis

Fire assays were conducted by SGS Laboratories in Mwanza, Tanzania.

Qualified Person

Dr. James Oliver conducted the geological evaluation at Kigosi. Dr. Oliver, P.Geo., Member of the Association of the Professional Engineers and Geoscientists of British Columbia, completed his Ph. D. thesis in 1996 at Queen's University, and an M.Sc. in Mineral Exploration in 1984, also from Queen's University. Prior to his education in the earth sciences, he completed Hons. B.A. Psychology in 1976 at Simon Fraser University and Doctoral Research in Physiology and Biophysics from 1976 to 1979 at McGill University and the University of Washington.

On behalf of the Board of Directors

Marek J. Kreczmer, M.Sc., P.Eng.
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com